SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,

D.C. 20549

FORM 11

-K
ANNUAL REPORT

☒
ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transaction period from

to

COMMISSION FILE NUMBER 1-36764
A.

Full title of the plan: UBS Financial Services Incorporated of Puerto Rico

Savings Plus Plan
B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN
Financial Statements and Supplemental Schedule

As of December 31, 2024 and 2023 and

For the Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Financial Statements and Supplemental Schedule
December 31, 2024 and 2023
and Year Ended December 31, 2024
TABLE OF CONTENTS
Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits
2
Statement of Changes in Net Assets Available for Benefits
3
Notes to Financial Statements
4-10
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
11-13
Signature
14
Exhibit 23.1—Consent of Independent Registered Public Accounting Firm
15

Report of Independent Registered Public Accounting Firm
To

the Plan Participants and the Plan Administrator of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan
Opinion on the Financial Statements
We have audited

the accompanying statements of net

assets available for benefits

of the UBS Financial

Services Incorporated of
Puerto Rico Savings Plus Plan (the

Plan) as of December 31, 2024, and

2023, and the related statement

of changes in net assets
available

for

benefits

for

the

year

ended

December

31,

2024,

and

the

related

notes

(collectively

referred

to

as

the

financial
statements). In our opinion, the financial statements present fairly,

in all material respects, the net assets available for benefits of the Plan at December

31, 2024, and 2023, and

the changes in its net

assets available for benefits for

the year ended December
31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial

statements are

the responsibility

of the

Plan’s management.

Our responsibility

is to

express

an opinion

on the
Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting
Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the

U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the
audit to obtain reasonable

assurance about whether the

financial statements are free

of material misstatement, whether due

to
error or

fraud. The Plan

is not required

to have, nor

were we engaged

to perform, an

audit of its

internal control over

financial
reporting. As part

of our audits, we

are required

to obtain an understanding

of internal control

over financial reporting

but not
for the purpose of expressing

an opinion on the effectiveness of

the Plan’s internal control over financial

reporting. Accordingly,
we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error

or fraud, and

performing procedures

that respond

to those risks.

Such procedures

included examining, on

a test basis,
evidence regarding

the amounts and disclosures

in the financial statements.

Our audits also

included evaluating the accounting
principles used

and significant

estimates made

by management,

as well

as evaluating

the overall

presentation

of the

financial
statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying

supplemental schedule

of assets

(held at

end of

year) as

of December

31, 2024,

(referred to as

the supplemental
schedule), has been subjected to audit procedures performed

in conjunction with the audit of

the Plan’s financial statements. The
information

in

the

supplemental

schedule

is

the

responsibility

of

the

Plan’s

management.

Our

audit

procedures

included
determining whether

the information

reconciles to

the financial

statements or

the underlying accounting

and other

records, as
applicable, and performing procedures

to test the completeness and accuracy

of the information presented

in the supplemental
schedule. In forming our opinion on

the information, we evaluated whether such

information, including its form and content, is
presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation

to the
financial statements as a whole.
We have served as the Plan’s auditor since 2000.
New York, New York
June 26, 2025

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2024 and 2023
2024 2023
ASSETS
Investments, at fair value

$55,855,971 $51,831,620
Notes receivable from participants

923,592 927,430
Investment income receivable

18,376 23,474
Contributions receivable
Participant Contributions receivable 9,576 17,469
Company, net of forfeitures 541,256 536,017
Total assets 57,348,771 53,336,010
LIABILITIES
Accrued expenses

3,459 3,195
Total liabilities 3,459 3,195
Net assets available for benefits $57,345,312 $53,332,815
The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year December 31, 2024
2024
ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments $5,327,370
Dividend and interest income

1,446,414
Net investment Income

6,773,784
Interest income on notes receivable from participants

52,699
Contributions
Participants

1,448,578
Company, net of forfeitures

1,178,314
Total contributions

2,626,892
Total additions

9,453,375
DEDUCTIONS FROM NET ASSETS
Distributions to participants

5,424,105
Administrative expenses 16,773
Total deductions from net assets

5,440,878
Net increase in net assets available for benefits

4,012,497
Net assets available for benefits
Beginning of year

53,332,815
End of year

$57,345,312
The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2024 and 2023
NOTE 1

DESCRIPTION OF THE PLAN
The

following description

of

the UBS

Financial Services

Incorporated

of

Puerto

Rico Savings

Plus

Plan

(the Plan)

provides

only
general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions and detailed definitions of several terms of the Plan.
General

Effective

July

31,

2021,

UBS

Financial

Services

Inc

(the

Company)

became

the

Plan

Sponsor

for

the

Plan

when

UBS

Financial
Services

Incorporated

of

Puerto

Rico

was

merged

with

the

parent

company

UBS

Financial

Services

Inc.

The

Plan,

a

defined-
contribution plan,

provides retirement

benefits to

eligible employees

of

UBS Financial

Services and

any of

its subsidiaries

who
have adopted

the Plan

and are

residents of

Puerto Rico.

Subject to

certain exceptions,

all full-

and part-time

employees on

the
Company’s U.S. payroll

platform that are

residents of Puerto

Rico are eligible

to participate in the

Plan upon completion

of one
hour of service.

The Plan is

subject to the

provisions of the

Employee Retirement Income

Security Act of

1974 (ERISA), as

amended.
The Plan is administered by the

Company’s Plan administrator (Head of Benefits

Americas Region). Northern Trust (the Custodian)
is the custodian of the assets and the UBS Trust Company of Puerto Rico (the Trustee) is the trustee. Alight (formerly Aon Hewitt)
is the Plan’s record-keeper and Mercer serves as the Plan’s investment advisor.
An employee is eligible to participate in the Plan on the first day of service performed for the Company.

The Plan is established

under the laws of Puerto

Rico and is subject

to Puerto Rico’s contribution

limits. All other features

of the
Plan are similar to those of the UBS 401(k) Plan.

The Plan invests in mutual funds, common collective trust funds, money market funds, the UBS Company Stock Fund (UBS Stock
Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed
Brokerage Accounts.
Plan Amendments

The Plan,

as restated

for January 1,

2017, and amended,

as executed and

adopted on October

20, 2017,

December 27, 2017,
November 2, 2018, May 4, 2020, July 1, 2021, July 27, 2021 and, most recently,

on October 22, 2024 to reflect a change in the
Plan's

governance

structure,

including

naming

the

Employee

Benefits

Committee

of

UBS

AG

as

the

Plan

Administrator

and
delegating authority to the

Defined Contribution Investment

Committee of UBS

AG as appointed

by the Combined US

Operations
Management Committee.
Participant Contributions

A participant’s

contributions can

consist of

“pre-tax

contributions,” which

reduce

the participant’s

taxable compensation

and
“after-tax contributions,”

which do not

reduce a

participant’s taxable

compensation, and “rollovers,”

which are

transfers from
other Puerto Rico tax-qualified retirement plans.

For each plan year, a participant is eligible

to make pre-tax contributions through payroll

deductions, up to 85% of

his/her eligible
compensation. The dollar amount of a participant’s contributions cannot exceed certain Plan limits and those imposed under the
Internal Revenue Code for a

New Puerto Rico (the Code).

Eligible compensation is defined as

499-R-2/W-2 Puerto Rico earnings
(subject to certain

adjustments), not to

exceed $345,000 for

2024 and $330,000

for 2023. Pre-tax

contributions are

limited by
the Code to $15,000 for 2023 and 2024.

Participants who have attained age 50 on or before

December 31, 2024, were limited
to pre-tax contributions

of $16,500 for 2023

and 2024. These limits

are subject to

change in future

years to be consistent

with
limitations imposed by the Code.

Participants

are

also

permitted

to

make

after-tax

contributions

of

up

to

10%

of

their

eligible

compensation

up

to

the

IRC
compensation limit of $345,000

for 2024 (or $34,500

for 2024) provided that the

maximum combined rate of

a participant’s pre-
and after-tax

contributions does

not exceed

85% of

his/her eligible

compensation for

2023 and

2024. After-tax

contributions
may be considered in determining the Company’s matching contribution.

Additionally, participants may make

rollover contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The

amount rolled over will be

credited to a participant’s account

and will be treated

similar to appreciation on
pre-tax contributions for Plan accounting and Puerto Rico income tax purposes.

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
Company Contributions

Each year, the Company uses

pre- and after-tax

contributions in determining

the amount of

the Company’s matching

contribution
for each participant. For Plan year beginning January 1,

2017 the Company Match is calculated by multiplying each

participant's
pre-tax, and after-tax

contributions (up to

6% of eligible compensation)

by 100% and,

is limited on an

annual basis, to

$3,000
for

2017;

$

4,500

for

2018

and

$5,850

for

2019

and

thereafter

the

annual

Company

Match

is

$8,000.

Company

Match
contributions are contributed on

a payroll basis based

on the participants contributions

and year to

date annual eligible retirement
earnings.
Company match contributions

and earnings are

invested according to

the participant’s investment

elections in effect for

Company
contributions, which can be different or similar to their pre-tax and after-tax contribution elections.

The Company also provides a retirement contribution (basic

profit-sharing contribution) equal to a percentage of

the participant’s
eligible compensation

(up to

the annual

IRC compensation

limit -

$345,000 for

2024) and

based on

the participant’s

years of
service with the Company as of the beginning of

the plan year and eligible compensation. The retirement contribution is invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their
pre-

and after-tax contributions.

The Qualified Deferred

Payment (QDP) feature

is a supplemental profit-sharing

contribution provided to participants

who satisfy
certain eligibility requirements.

The contribution amount

is based on

a participant’s age

at the beginning

of the plan

year.

QDP
contributions and earnings are

invested according to the

participant’s investment elections in

effect for Company

contributions,
which can be different or similar to their pre- and after-tax contribution elections.

If a participant has

not selected his or

her investment elections, the

Company Contributions are

invested in the age-appropriate
Vanguard

Target

Date Retirement Fund,

the default investment

option. The determination

of the Target

Date Fund is

based on
the participant’s year of birth.
Participant Accounts

Under the Plan,

each participant has

two accounts—an employee

account (Employee Account)

and a company

account (Company
Account).

The

Company

Account

is

funded;

per

payroll

for

the

Company

Match,

annually

for

the

Company

Retirement
Contribution

and,

per

specific

payrolls

for

the

QDP.

The

participant

can

change

their

investment

elections

for

Company
Contributions (Company

Match, Company

Retirement

Contribution, and

QDP) as

well as

their own

contributions (pre-tax

and
After-tax)

at any

time. In

addition,

they can

make

different

investment elections

for

their

Company Contributions,

before-tax
contributions,

and

after-tax

contribution.

The

participant’s

Employee

Account

reflects

all

of

the

participant’s

contributions

in
addition

to

income,

gains,

losses,

withdrawals,

distributions,

loans,

and

expenses

attributable

to

these

contributions.

The
participant’s Company

Account reflects

his/her share

of the

Company’s contributions

from the

Company match, the

Company
retirement

contribution,

and

the

QDP

for

each

plan

year

and

income,

gains,

losses,

withdrawals,

distributions,

and

expenses
attributable to these Company contributions.
Vesting

Participants are immediately vested in

their Employee Account. A

participant is fully vested

in the Company

match, retirement and
QDP

contributions

and

earnings thereon

after

attaining

either

three

years

of

service,

reaching

age

65,

becoming

totally

and
permanently disabled, or upon death.

Forfeited Accounts

Forfeited balances of

terminated participants’ unvested

Company Accounts are

used to reduce

the Company’s contributions

to
the Plan. For the

year ended December 31,

2024, total forfeitures of

$20,434 were used to

reduce the Company contributions.
Unallocated forfeited balances as of December 31, 2024 and 2023 were $102 and $210 respectively.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with
the Plan’s

provisions.

Withdrawals of

pre-tax

contributions or

vested

Company contributions

are

permitted,

subject to

certain
limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service,

a participant may elect

to receive a distribution

of the vested portion

of his/her account in

a lump-
sum amount.

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
Notes Receivable from Participants
Notes receivable

from participants

represent

participant loans

which are

permitted under

the Plan.

The minimum

amount that
may be borrowed

is $1,000 and

the maximum amount

is limited to

the lesser of

50% of the

value of a

participant’s vested

account
balance, or

$50,000, reduced

by the

participant’s highest

outstanding loan

balance over

the previous

12 months.

The interest
rates ranged from

5.25% to 10.50%. All

loans, including interest, are

to be repaid in

level amounts through

payroll deductions
to be no less frequent than quarterly over the life of the loan.
Loans are payable in

equal installments, representing a

combination of interest and

principal by withholding from

the participant’s
paychecks. The outstanding principal amount of any loan can

be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various

limitations exist on such participant’s

right to receive additional loans under

the Plan. If a loan
is not repaid within 90 days, it will automatically be treated as a distribution to the participant.
Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of
ERISA. In

the event

the Plan

is wholly

or partially

terminated, or

upon the

complete discontinuance

of contributions

under the
Plan

by

any

entity

of

the

Company,

each

participant

affected

shall

become

fully

vested

in

his/her

Company

Account.

Any
unallocated

assets

of

the Plan

then

held

by the

Custodian

shall

be allocated

among the

appropriate

Company Accounts

and
Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting

The accompanying financial

statements are prepared on

the accrual basis

of accounting in

conformity with U.S.

generally accepted
accounting principles (U.S. GAAP).

Payments of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any

accrued
but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded
as

administrative expenses

and are

expensed when

they are

incurred.

No allowance

for credit

losses has

been recorded

as of
December 31, 2024 or 2023.

If a participant does not

make loan repayments for

more than 90 days,

the Plan administrator will
deem the participant loan to be a distribution and the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

Purchases and sales of securities

are recorded on a trade-date basis.

Interest income is recorded on the

accrual basis and dividends
are recorded on

the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought,
sold and held during the year.

Investments held

by the

Trust

are

stated at

fair value.

Fair value

is the

price that

would be

received to

sell an

asset or

paid to
transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial

statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

NOTE 3

FAIR VALUE MEASUREMENT
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy

prioritizes the inputs to

valuation techniques used to

measure fair value

into three broad

levels. The fair
value hierarchy gives the highest

priority to quoted prices (unadjusted) in

active markets for identical financial instruments

(Level
1) and

the lowest

priority to

unobservable inputs

(Level 3).

In some

cases, the

inputs used

to measure

fair value

might fall

in
different

levels of

the fair

value hierarchy.

The level

in the

fair value

hierarchy

within which

the fair

value measurement

in its
entirety falls is

determined based on

the lowest level

input that is

significant to the

fair value measurement

in its entirety. Assessing
the significance

of a

particular input

to the

fair value

measurement in

its entirety

requires

considerable judgment

and involves
considering a number of factors specific to the financial instrument.
Level 1
:

Inputs are

quoted prices (unadjusted)

in active

markets for identical

financial instruments that

the reporting entity

has
the

ability

to

access

at

the

measurement

date.

An

active

market

for

the

financial

instrument

is

a

market

in

which
transactions for the

financial instrument occur

with sufficient frequency

and volume to

provide pricing information

on
an ongoing basis.
Level 2:
Inputs other than

quoted prices included within

Level 1 that

are observable for

the financial instrument,

either directly
or indirectly.
Level 3
:

Unobservable inputs for the financial instrument
The following is a description of the valuation

methodologies used for assets measured at fair value. There have been no changes
in the methodologies used at December 31, 2024 and 2023.

Mutual funds:

Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year

end.

Funds

that

are

not

actively

traded

on

an

exchange

are

priced

at

NAV

using

inputs that

corroborate

the

NAV

with
observable (i.e., ongoing redemption and/or subscription activity) market-based data.
Common and

collective trust funds:

Funds that are

actively traded on

an exchange are

priced at the

NAV of

shares held by

the
Plan at year end (e.g., bond funds

equity funds, non-US equity funds, etc.). Funds that

are not actively traded on an exchange are
priced

at

NAV

using

inputs

that

corroborate

the

NAV

with

observable

(i.e.,

ongoing

redemption

and/or

subscription

activity)
market-based data.

Money market funds:

Records its corresponding value at $1 NAV.

Investments are valued at amortized cost unless this would not represent fair value.

UBS Stock Fund:

Actively traded securities

are valued at

the closing price

reported on the

active market on

which the individual
securities are traded.
Common Stock:

Actively traded securities

are valued

at the

closing price reported

on the active

market on which

the individual
securities are traded.
Self-Directed Brokerage

Accounts:

Mutual funds

and money market

funds valued at

the list price

at NAV

of shares

held by the
Plan at the valuation date.
The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use

of different

methodologies or

assumptions to

determine the

fair value

of certain

financial instruments

could result

in a
different fair value measurement at the reporting date.
There were no transfers between levels in 2024 and 2023.

NOTE 3

FAIR VALUE MEASUREMENT (Continued)
At December 31, 2024, the investments held by the Plan within the fair value hierarchy are as follows:
Quoted Prices in
Active Markets
for Identical
Assets
(Level 1)

Significant

Other
Observable
Inputs (Level 2)
Significant

Unobservable
Inputs (Level 3) Total
Mutual funds

$20,157,455
—

—

$20,157,455
Self-directed brokerage accounts

13,761,591
—

—

13,761,591
UBS Stock Fund

1,899,275
—

—

1,899,275
Common

Stock
1,618,466
—

—

1,618,466
$37,436,787
$ —

$ —

$37,436,787
Investments measured at NAV:
Money market funds
(a)
$4,829,370
U.S. equity funds
(b)
11,771,680
Non-U.S. equity funds
(c)
277,092
U.S. bond funds
(d)
1,541,042
Total investments, at NAV $18,419,184
Total investments at fair value $55,855,971
At December 31, 2023, the investments held by the Plan within the fair value hierarchy are as follows:
Quoted Prices in
Active Markets
for Identical
Assets
(Level 1)
Significant

Other
Observable
Inputs
(Level 2)
Significant

Unobservable
Inputs
(Level 3) Total
Mutual funds

$

18,951,025
—

—

$

18,951,025
Self-directed brokerage accounts

12,289,204
—

—

12,289,204
UBS Stock Fund

3,166,694
—

—

3,166,694
Common Stock 1,290,380
—

—

1,290,380

$

35,697,303
$ —

$ —

$

35,697,303
Investments measured at NAV:

Money market funds
(a)

$

5,657,621
U.S. equity funds
(b)
8,958,897
Non-U.S. equity funds
(c)
321,835
U.S. bond funds
(d)
1,195,964
Total investments, at NAV

$

16,134,317
Total investments at fair value

$

51,831,620
(a)

Money market funds are designed to protect capital with low-risk investments and include cash, bank notes, corporate notes, government bills, and various short-term debt instruments.
(b)

Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.
(c)

U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.
(d)

Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of
15 days.
(e)

Target

date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. Except for the Target

Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year,

the fund will be blended into the
Target

Retirement Income Fund, which is designed to provide those participants who are withdrawing money from the
Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior
written notice of 3 days.
The

above

provides

a

general

description

of

the

investments.

Participants

should

refer

to

the

Investment

Options

Guide

for
information on the investment objectives and strategy of each investment option.

NOTE 4

RISKS AND UNCERTAINTIES
The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market, and credit risks.
Due to the level of risk associated with certain

investment securities, it is at least reasonably possible that changes in the values of
investment securities will occur in the near term and that such changes could materially affect participants’ account balances and
the amounts reported in the statements of net assets available for benefits.
NOTE 5

RELATED-PARTY TRANSACTIONS

The Plan invests

in the common

stock of UBS

Group AG.

In addition,

certain Plan investments

are shares/units

of mutual funds
and short-term investments managed

by the Custodian. These

transactions qualify as party-in-interest transactions;

however, they
are exempt from the prohibited transactions rules under ERISA. The Plan received a common stock dividend payment of $55,139 from UBS Group AG for 2024.
Certain officers

and employees of

the Plan’s

sponsor (who may

also be

participants in the

Plan) perform administrative

services
related to the Plan’s operation, record keeping and financial reporting. The

Plan’s sponsor pays these individuals’ salaries and

also
pays certain other administrative

expenses on the Plan’s

behalf. The foregoing

transactions are not

deemed prohibited party-in-
interest transactions,

because they are

covered by statutory

and administrative exemptions

from the

Code and ERISA’s

rules on
prohibited transactions.

The UBS

mutual funds’ investment

advisor, administrator, and distributor is UBS

Asset Management (Americas)

LP, a wholly owned
subsidiary of

UBS Americas

Inc. UBS

AM earns management

fees from

the UBS

AM Funds

offered in

the self-directed

window
which is offered in one of the core funds. These fees were paid by the participants.
NOTE 6

TAX STATUS

The

Plan

has

received

a

favorable

determination

letter

from

the

Commonwealth

of

Puerto

Rico

Department

of

Treasury

(the
Treasury) dated August 25, 2015, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the

Puerto Rico Internal
Revenue

Code

of

1994

(PRIRC-94)

and,

therefore,

the

related

trust

is

exempt

from

taxation.

Subsequent

to

receiving

the
determination letter,

the Plan

was amended.

Puerto Rico

Treasury

confirmed in

letters dated

February 26,

2018, February

19,
2019 and July 29, 2021 that the amendments to the Plan do not adversely affect the Plan’s qualified status.
Once qualified,

the Plan

is required

to operate

in conformity

with the

Puerto Rico

Code to

maintain its

qualification. The

Plan
administrator has indicated

that they will take

the necessary steps to

bring the Plan into

compliance with the Puerto

Rico Code.
The Plan has not been qualified

nor is intended to be qualified

under Sections 401(a) or 401(k)

of the U.S. Internal

Revenue Code.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken
by the Plan. The financial

statement effects of a tax

position are recognized when

the position is more-likely-than-not, based

on
the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by
the Plan, and has concluded that as

of December 31, 2024, there are

no uncertain positions taken or expected to be

taken. The
Plan

has

recognized

no interest

or

penalties

related

to uncertain

tax positions.

The Plan

is subject

to

routine audits

by taxing
jurisdictions; however, there

are currently no audits for any tax periods in progress.
NOTE 7

SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through

June 26, 2025, the date the financial statements were

available to be issued.
No subsequent events have been recognized or required additional disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE
UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

EIN: 13-3074649

Plan #: 003

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2024

Security Description / Asset ID
Shares / Par Value

Cost Current Value
Corporate Stock - Common
China - USD
ADR PROSUS N.V.

ADR NASPERS NEWCO-ADR CUSIP : 74365P108
7,340.000 50,404.48 58,279.60
Total China - USD 50,404.48 58,279.60
France - USD
ADR SAFRAN ADR CUSIP : 786584102 595.000 21,569.51 32,427.50
Total France - USD 21,569.51 32,427.50
Germany - USD
ADR BAYER A G SPONSORED ADR CUSIP : 072730302 6,103.000 56,649.56 29,782.64
SAP SE-SPONSORED ADR CUSIP : 803054204 258.000 41,010.95 63,522.18
Total Germany - USD 97,660.51 93,304.82
Netherlands - USD
AERCAP HOLDINGS N.V. EUR0.01 CUSIP : N00985106 641.000 42,126.12 61,343.70
Total Netherlands - USD 42,126.12 61,343.70
Switzerland - USD
UBS GROUP AG COMMON STOCK CUSIP : H42097107 62,641.000 1,093,808.54 1,899,275.12
Total Switzerland - USD 1,093,808.54 1,899,275.12
Taiwan - USD
ADR TAIWAN SEMICONDUCTOR MANUFACTURING ADS REP 5 TWD10 CUSIP : 874039100 296.000 33,291.93 58,457.04
Total Taiwan - USD 33,291.93 58,457.04
United Kingdom - USD
ADR LONDON STK EXCHANGE GROUP ADR CUSIP : 54211N101 1,528.000 51,538.75 54,534.32
ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG ORD SH CUSIP : 780259305 995.000 63,354.12 62,336.75
Total United Kingdom - USD 114,892.87 116,871.07
United States - USD
ALPHABET INC CAP STK USD0.001 CL C CUSIP : 02079K107 494.000 57,278.46 94,077.36
AMAZON COM INC COM CUSIP : 023135106 672.000 96,726.55 147,430.08
AON PLC CUSIP : G0403H108 214.000 61,171.51 76,860.24
CAPITAL ONE FINL CORP COM CUSIP : 14040H105 275.000 32,178.52 49,038.00
CHARTER COMMUNICATIONS INC NEW CL A CL A CUSIP : 16119P108 60.000 18,779.54 20,566.20
COM ALCOA CORPORATION COM USD0.01 CUSIP : 013872106 897.000 33,738.11 33,888.66
COMCAST CORP NEW-CL A CUSIP : 20030N101 1,659.000 67,938.23 62,262.27
CONOCOPHILLIPS COM CUSIP : 20825C104 973.000 102,639.15 96,492.41
DISCOVER FINL SVCS COM STK CUSIP : 254709108 88.000 10,898.65 15,244.24
ELEVANCE HEALTH INC CUSIP : 036752103 80.000 33,908.57 29,512.00
ESTEE LAUDER COMPANIES INC CL A USD0.01 CUSIP : 518439104 135.000 9,940.46 10,122.30
GE VERNOVA LLC COM CUSIP : 36828A101 108.000 15,726.75 35,524.44
HILTON WORLDWIDE HLDGS INC COM NEW COM NEW CUSIP : 43300A203 135.000 19,465.20 33,366.60
HUMANA INC COM CUSIP : 444859102 173.000 55,919.66 43,891.83
LIBERTY BROADBAND CORP COM SER A COM SERA CUSIP : 530307107 107.000 12,792.22 7,956.52
LIBERTY BROADBAND CORP COM SER C COM SERC CUSIP : 530307305 277.000 26,619.15 20,708.52
META PLATFORMS INC COM USD0.000006 CL 'A' CUSIP : 30303M102 162.000 49,146.80 94,852.62
MICROSOFT CORP COM CUSIP : 594918104 171.000 47,270.65 72,076.50
OCCIDENTAL PETROLEUM CORP CUSIP : 674599105 0.000 0.00 0.00
UNITEDHEALTH GROUP INC COM CUSIP : 91324P102 122.000 51,485.80 61,714.92
VISA INC COM CL A STK CUSIP : 92826C839 127.000 31,826.22 40,137.08
WELLS FARGO & CO NEW COM STK CUSIP : 949746101 522.000 24,669.50 36,665.28
WOODWARD INC COM CUSIP : 980745103 236.000 30,854.13 39,275.12
WORKDAY INC CL A COM USD0.001 CUSIP : 98138H101 295.000 71,872.85 76,118.85
Total United States - USD 962,846.68 1,197,782.04
Total Corporate Stock - Common 2,416,600.64 3,517,740.89

Security Description / Asset ID
Shares / Par Value

Cost Current Value
Value of Interest in Common/Collective Trusts
United States - USD
MFO INVESCO OPPENHEIMER EMERGING MARKETS

EQUITY CL A - 504 CUSIP : 67084Y723
4,607.460 286,116.72 277,092.64
MFO PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884

74443R100 CUSIP : 74443R100
8,278.050 1,495,597.24 1,541,041.79
MFO SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL

SERIES FD - CL K CUSIP : 85744W531
23,391.180 316,466.03 367,171.35
MFO SSGA RUSSELL SMALL/MID CAP INDEX NON- LENDING

SERIES FUND CLASS K CUSIP : 85744W242
73,289.420 1,639,382.68 1,942,829.23
MFO STATE STR GLOBAL ADVISORS TR CO INV US BD INDEX NON LENDING SER FD CL M CUSIP

:
857480404
45,290.190 512,908.17 509,242.90
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445 0.000 0.00 0.00
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445 4,829,369.780 4,829,369.78 4,829,369.78
Total United States - USD 9,079,840.62 9,466,747.69
Total Value of Interest in Common/Collective Trusts 9,079,840.62 9,466,747.69
Value of Interest in Registered Investment Companies
Global Region - USD
MFO NATIXIS FUNDS TRUST I MIROVA GLOBAL SUSTAINABLE EQUITY Y CUSIP : 63872R533 4,337.320 88,208.80 87,093.39
Total Global Region - USD 88,208.80 87,093.39
International Region - USD
MFO ARTISAN FDS INC INTL FD INSTL SHS CUSIP : 04314H402 5,398.980 162,315.97 146,474.33
MFO GALLERY TR MONDRIAN INTL EQUITY FD CUSIP : 36381Y108 8,148.090 115,093.99 114,480.66
Total International Region - USD 277,409.96 260,954.99
United States - USD
MFO LOOMIS SAYLES INVT TR FORMERLY LOOMIS S CUSIP : 543495691 1,982.670 32,433.47 28,431.49
MFO STATE STR GLOBAL ADVISORS TR CO INV S&P 500 INDEX NON-LENDING SER FD CL M CUSIP :
856917729
886,731.000 9,205,748.13 8,952,436.18
MFO T ROWE PRICE INSTITUTIONAL EQUITY FDS LARGE-CAP

GROWTH FD CUSIP : 45775L408
27,064.070 1,568,536.06 2,226,561.04
MFO VANGUARD CHESTER FDS INSTITUTIONAL TARGET RETIREMENT 2070 CUSIP : 92202E664 3,137.540 76,099.70 83,709.57
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2020 FD CUSIP : 92202E805 64,732.350 1,655,080.96 1,714,112.63
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2030 FD CUSIP : 92202E888 138,040.000 4,144,059.38 5,228,955.20
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2040 FD CUSIP : 92202E870 59,383.570 1,976,940.38 2,566,557.90
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2050 FD CUSIP : 92202E862 13,407.670 534,084.45 668,238.27
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2060 FD CUSIP : 92202E839 23,123.110 1,007,352.28 1,185,059.39
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2065 FD INV SHS CUSIP : 92202E680 3,752.390 94,886.14 126,155.35
MFO VANGUARD TARGET RET FD 2025 #304 CUSIP : 92202E409 89,637.190 1,564,485.98 1,675,319.08
MFO VANGUARD TARGET RET FD 2035 CUSIP : 92202E508 59,198.920 1,149,513.00 1,419,590.10
MFO VANGUARD TARGET RET FD 2045 #306 CUSIP : 92202E607 55,550.300 1,394,322.60 1,648,177.40
MFO VANGUARD TARGET RET INC FD 308 CUSIP : 92202E102 72,406.500 932,641.84 948,525.15
MFO VANGUARD TARGET RETIREMENT 2055 FUND CUSIP : 92202E847 5,215.150 221,047.18 290,014.49
Total United States - USD 25,557,231.55 28,761,843.24
Total Value of Interest in Registered Investment Companies 25,922,850.31 29,109,891.62
Other
United States - USD
&&&UBS PR LOAN ASSET CUSIP : 000810283 923,592.290 923,592.29 923,592.29
&&&UBS PUERTO RICO SDA ASSET CUSIP : 000810457 1.000 13,143,619.39 13,761,591.02
REBATE ACCRUALS CUSIP : 999927320 0.000 0.00 0.00
Total United States - USD 14,067,211.68 14,685,183.31
Total Other 14,067,211.68 14,685,183.31
Payable Other
United States - USD
INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP : 994996916 0.000 0.00 0.00
Total United States - USD 0.00 0.00
Total Payable Other 0.00 0.00
Total 51,486,503.25 56,779,563.51

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the

Plan Administrator of the
UBS Financial Services Incorporated of Puerto Rico Savings Plus

Plan has duly caused this annual
report to be signed on its behalf by the undersigned thereunto duly authorized.
UBS Financial Services Incorporated of Puerto Rico
Savings Plus Plan
By: _/s/ Thomas Wade______________
Name:

Thomas Wade

Title:

Plan Administrator

Date: June 26, 2025